Star Equity Fund Reacts to Second Consecutive Adjournment of the Firsthand Technology Value Fund Annual Meeting
Preliminary Vote Tally Indicated Star Equity Fund Nominees Received a Large Majority of the Votes Cast Immediately Prior to the Annual Meeting

Old Greenwich, CT – June 15, 2023 – Star Equity Fund, LP (“Star Equity Fund” or “we”) is an investment fund focused on unlocking shareholder value and improving corporate governance at its portfolio companies. Star Equity Fund owns 6.2% of the common stock of Firsthand Technology Value Fund, Inc. (Nasdaq GM: SVVC) (“Firsthand” or “Company”).

SVVC Twice Failed to Reach a Quorum for its Annual Meeting

As disclosed by the Company on its Form 8-K filed on June 13, 2023, the Annual Meeting was held without putting any proposals up for a vote due to failure to reach a quorum necessary for conducting business. Firsthand has not yet announced whether they will hold another Annual Meeting this calendar year.

SVVC's 50% Vote Threshold Is Designed to Discourage Shareholders from Nominating Qualified Directors

SVVC continues to maintain "worst-of-all-worlds" voting standards for contested director elections. As we have previously highlighted, this standard requires at least 50% of the total shares outstanding to vote "FOR" a dissident director candidate for them to be elected; a standard not required in the case of an uncontested election. As we have now witnessed TWICE, the Company has failed to even amass 50% of the total shares outstanding to constitute a quorum at the Annual Meeting, let alone achieve this hurdle for ANY director candidate. We believe the Board uses this requirement as an entrenchment tactic to undermine shareholder rights and discourage shareholders from nominating qualified director candidates. For example, if the dissident nominees receive support from 49% of all shareholders and the incumbents 1%, the incumbents would remain as directors due to the failure of the dissident nominees to reach the 50% threshold.

The Incumbent Board Appears Indifferent To Shareholder Frustration and Detached From Shareholders' Interests

SVVC shareholders have long suffered poor performance, "worst-of-all-worlds" corporate governance, and egregious external management fees that have provoked significant displays of shareholder frustration in many different forms. For the past three director elections, at least one of the incumbent director nominees received a majority of "WITHHOLD" votes of the total votes cast. Over the same time frame, shareholder proposals to end the overwhelmingly anti-shareholder investment management agreement with Firsthand Capital Management ("FCM") have been thwarted by the Company's extreme voting requirements. Despite years of vocal shareholder frustration and our current campaign, the Board has never publicly acknowledged any of these displays or made changes to any effect.

The Company's Inability to Reach a Quorum for its Annual Meeting Threatens Delisting from NASDAQ

If the Company is not able to reach a quorum and thus unable to hold its Annual Meeting within the 2023 calendar year, delisting procedures would be triggered by NASDAQ. Getting delisted from NASDAQ would be extremely detrimental to shareholders, further adding to the long history of value destruction by Kevin Landis and the incumbent Board.

The Company Has Not Disclosed Either the Voting Results or Plans to Reconvene the Annual Meeting

The Company has withheld the voting results from stockholders as of the time of the meeting and excluded those results from their Form 8-K filing disclosing the lack of a quorum. Nonetheless, Star Equity's proxy solicitor's preliminary vote tally indicated that a large majority of the votes cast as of immediately prior to the meeting were voted in favor of Star Equity's nominees. We call on the Company to provide shareholders with both the voting results and their plans to promptly reconvene an Annual Meeting.

Star Equity Fund remains resolute in its opinion that a change in Board composition is vital to altering corporate governance practices, improving financial results, and ultimately unlocking shareholder value at SVVC. We believe long-suffering SVVC shareholders deserve better, and plan to continue to monitor events at the Company.

About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund affiliated with Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company with two divisions: Construction and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com